FREE WRITING PROSPECTUS

Issuer Free Writing Prospectus Filed Pursuant to Rule 433

Relating to Preliminary Prospectus dated April 18, 2011

Registration Statement No. 333-171719

ISSUER FREE WRITING PROSPECTUS DATED APRIL 25, 2011

Boingo Wireless, Inc.

This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus dated April 18, 2011 related to this offering, included in Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-171719) relating to such securities (the “Preliminary Prospectus”). The following information supplements and/or updates the information contained in the Preliminary Prospectus. You should read the entire Preliminary Prospectus carefully, including the section entitled “Risk Factors” and the financial statements and related notes, before deciding to invest in the securities below. The most recent Registration Statement can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1169988/000104746911003751/a2203407zs-1a.htm.

ADDITIONAL RISK FACTORS

Certain purchasers of our common stock in this offering may have claims as a result of an unauthorized e-mail sent by an employee of one of our underwriters that may have constituted a prospectus that does not meet the requirements of the Securities Act of 1933.

Prior to the effectiveness of the registration statement of which this prospectus forms a part, an employee of Deutsche Bank Securities Inc., one of our underwriters, distributed an unauthorized e-mail message containing evaluation material and projections to approximately 200 potential institutional investors.  The unauthorized e-mail message did not contain the required legends and a link to our prospectus in order to make the email a conforming underwriter free writing prospectus.  Deutsche Bank Securities Inc. has informed us that all of the recipients of the e-mail have been notified that it was distributed in error and should be disregarded.  Subsequently, Deutsche Bank Securities Inc. re-sent the information contained in the e-mail to the same distribution list with the required legends and links to our prospectus and our free writing prospectus in order to make the e-mail a conforming underwriter free writing prospectus.

Neither we nor any of the other underwriters were involved in any way in the preparation or distribution of the information contained in the e-mail, and the information does not reflect our views, or the views of the other underwriters, as to matters addressed in the e-mails.  No person who received the e-mails should rely upon them in any manner in making a decision whether to purchase our common stock in this offering.  We urge all potential investors to base their investment decisions solely on our prospectus.  If the e-mails did constitute a violation of the Securities Act of 1933, the recipients who purchase our common stock in this offering may have claims for damages resulting from their purchase.  Any liability would depend upon the number of shares purchased by recipients of the e-mail.  If any liability is asserted, we intend to contest the matter.  In addition, Deutsche Bank Securities Inc. has agreed to indemnify us, the selling stockholders and the other underwriters in this offering for losses that we or they may incur as a result of the e-mails, and therefore, we do not believe the distribution of the e-mails will have a material financial impact on us.

CORRECTION TO USE OF PROCEEDS

The Use of Proceeds section of the Preliminary Prospectus contained a typographical error regarding the amount of net proceeds from our sale of common stock.  The corrected use of proceeds discussion follows:

We estimate that the net proceeds from our sale of 3,846,800 shares of common stock in this offering at an assumed initial public offering price of $13.00 per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses that we must pay, will be approximately $41.1 million.  A $1.00 increase (decrease) in the assumed initial public offering price of $13.00 per share would increase (decrease) our net proceeds to us from this offering by approximately $3.6 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses that we expect to pay. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

We intend to use the net proceeds to us from this offering for working capital and other general corporate purposes. In addition, we may choose to expand our current business through acquisitions of other businesses, products, services or technologies. However, we do not have agreements or commitments for any specific acquisitions at this time.

Pending use of proceeds from this offering, we intend to invest the proceeds in short-term, interest-bearing, investment-grade instruments.

CORRECTION TO PRINCIPAL AND SELLING STOCKHOLDERS

Footnote 21 to the Principal and Selling Stockholders Table of the Preliminary Prospectus contained a typographical error regarding the number of shares issuable to Luis Serrano upon exercise of options.  The corrected footnote follows:

(21) Represents 1,000 shares held by Luis Serrano and 96,395 shares issuable to Mr. Serrano upon exercise of options. Mr. Serrano is one of our employees.

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES.  BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING.  YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEBSITE AT WWW.SEC.GOV.  ALTERNATIVELY, YOU CAN REQUEST THE PROSPECTUS BY CALLING CREDIT SUISSE TOLL FREE AT 1-800-221-1037 OR DEUTSCHE BANK SECURITIES INC. AT 1-800-503-4611.